Via Facsimile and U.S. Mail
Mail Stop 6010

September 18, 2009

Mr. Joseph Meuse
All State Properties Holdings, Inc.
President
360 Main St.
Washington, VA 22747

>   **Re: All State Properties Holdings, Inc.**
>   **Amended Item 4.01 Form 8-K**
>   **Filed September 16, 2009**
>   **File No. 000-12895**

Dear Mr. Meuse:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 4.01 Form 8-K</u>

1. In our letters dated August 11, 2009 and September 2, 2009, we requested that you comply with Item 304(a)(1)(ii) of Regulation S-K, by amending your document to disclose of the nature of Moore and Associates, Chartered conclusion regarding your uncertainty to continue as a going concern. It is unclear how you have addressed this comment. As such, we are reissuing this comment again and request that you amend your filing accordingly.

2. In our letters dated August 11, 2009 and September 2, 2009, we requested that you explicitly state whether during your past two fiscal years ended June 30, 2008 through the date of engagement (August 6, 2009), you consulted Seale and Beers regarding any of the matters outlined in Item 304(a)(2) of Regulation S-K, as the current disclosure references Item 304(a)(1)of Regulation S-K. It is unclear how you have addressed this comment. As such, we are reissuing this comment again and request that you amend your filing accordingly.

3. Lastly, you are required to obtain an updated amended Exhibit 16 letter from Moore and Associates, Chartered. As requested in our letter dated September 2, 2009, if you are unable to obtain an amended Exhibit 16 letter, please amend your filing to disclose this fact within the body of the Form 8-K.

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As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3658.

Sincerely,

Tabatha Akins
Staff Accountant